CIBC Code of Conduct

November 2010

CIBC

For what matters.

Table of Contents

1 Application of the Code	4
1.1 To Whom Does the Code Apply?	4
1.2 Application to CIBC Contractors	4
1.3 Your Role as a Manager	4
1.4 Ownership of the Code	4
1.5 Annual Training and Certification	4
1.6 Exceptions to the Code	5

2 Acting with Honesty and Integrity	6
2.1 Ethical Behaviour	6
2.2 Upholding the Law	6
2.3 Rejecting Corruption and Bribery	6
2.4 Preventing Fraud	6
2.5 Acting Within Our Employment Duties and Delegated Authorities	7
2.6 Personal Trading in Securities and Managing Inside Information	8
2.7 Competing Fairly	10
2.8 Respecting Copyright	11

3 Treating Everyone with Respect	12
3.1 Protection Against Harassment and Discrimination	12
3.2 Safety and Security in the Workplace	12
3.3 Avoiding Alcohol and Drugs	12
3.4 Political or Religious Activity	13

4 Avoiding Conflicts of Interest	14
4.1 Offering and Accepting Gifts or Other Benefits	14
4.2 Personal Borrowing and Lending	15
4.3 Treatment and Selection of Suppliers	16
4.4 Beneficiaries, Fiduciaries and Powers of Attorney	16
4.5 Engaging in Outside Activities and Investments	16
4.6 Processing Personal Transactions	18

5 Protecting Our Brand, Clients, Investors, Employees and the Environment	19
5.1 Representing CIBC	19
5.2 Community Activity	20
5.3 Full and Fair Disclosure	20
5.4 Guarding Against Misleading Marketing and Communication Materials	21
5.5 Environmental Responsibility	21

6 Our Role in Using and Safeguarding Information and Assets	22
6.1 Protecting Confidentiality and Privacy	22
6.2 Maintaining Information Security	23
6.3 Safeguarding CIBC’s Assets	24
6.4 Following Business Expense Policies	24
6.5 Maintaining Records	24

7 Cooperating with Internal and Regulatory Investigations	25

8 Contravention of The Code	26

9 Seeking Advice	27

A Message from the CEO
November 2010
At CIBC, our reputation and our continued success depend upon a shared commitment to our core values of trust, teamwork and accountability. Honouring this commitment is our first priority.
Living up to our values requires meeting the highest standards of ethical and professional behaviour. The CIBC Code of Conduct (“Code”) sets out the principles and standards for ethical and professional behaviour in everything we do.
As CIBC employees, we are required to know, understand and abide by the Code. This includes an obligation to speak up — if you become aware of any potential violation of the Code, talk to your manager or get in touch with the appropriate contact listed in section 9 of the Code. If you report an apparent violation of the Code in good faith, you can be assured that you will be protected from any form of retaliation against you for doing so.
By embracing the Code, we honour our values, which helps CIBC achieve its vision of being the leader in client relationships.
Sincerely,
Gerald T. McCaughey
President and CEO, CIBC

“Living up to our values requires meeting the highest standards of ethical and professional behaviour.”

3

Application of the Code
1.1 To Whom Does the Code Apply?
The Code applies to all employees of Canadian Imperial Bank of Commerce and its wholly-owned subsidiaries (collectively “CIBC”). This includes both regular and temporary employees working either full- or part-time. The terms “we” and “our” as used in the Code refer to the shared responsibility of all CIBC employees and are also meant to convey the fact that each of us has a personal responsibility to uphold the principles of the Code. The Code represents the minimum standards regarding our conduct and CIBC’s obligations as a regulated financial institution. Employees who are licensed by a regulatory or professional body are also expected to adhere to any requirements imposed by those entities.
1.2 Application to CIBC Contractors
A number of sections in this Code offer protection to employees or require that we treat other employees in a certain manner (see sections 3.1, 3.4, 5.1, 5.2, 6.1, and 8.0). In all of these sections, CIBC Contractors, who are subject to a separate Contractor Code of Conduct, are also entitled to receive this protection and treatment.
1.3 Your Role as a Manager
People managers play an important role in helping to ensure that the principles of the Code are respected. They are the first point of contact for employees who have questions about the Code. More importantly, managers are role models for employees regarding acceptable standards of behaviour.
1.4 Ownership of the Code
The Chief Administrative Officer and General Counsel is Executive Owner of the Code. The Code was approved by CIBC’s Board of Directors and is reviewed annually. This version of the Code is effective November 1, 2010.
1.5 Annual Training and Certification
As part of CIBC’s Mandatory Training and Testing program, each of us will complete an annual certification, attesting to familiarity with and adherence to the principles of the Code and all of its provisions.

“Each individual has a personal responsibility to uphold the principles of the Code.”

1.6 Exceptions to the Code
Some situations may warrant making exceptions to the Code. All requests for exceptions must be discussed first with your manager. If your manager agrees to pursue the request, then written or e-mail approval must be obtained from the Compliance Department.
Exceptions for certain executive officers may be granted only by the Board of Directors or by a committee of the Board. Such exceptions must also be promptly disclosed to CIBC’s shareholders.

Q What are some of the factors that may help me identify potential Code of Conduct issues?
To help identify Code of Conduct issues, ask yourself the following questions:
•	Is this legal?

•	Is this fair and ethical?

•	Would CIBC’s reputation be harmed if this situation were to become public?

•	Might this situation create any conflict between my own interest and CIBC’s interest? Might it create the appearance of a conflict?

•	Does this feel right?
If in doubt, speak to your manager, call one of the contacts listed in section 9 of the Code, or call the Ethics Hotline.

Q Where can I find more information about how to apply the Code?
Many sections of the Code include a link to related policies and procedures that provide detailed guidance on specific topics.

2
Acting with Honesty and Integrity
2.1 Ethical Behaviour
Each of us has a fundamental obligation to act honestly and with integrity at all times. This means respecting both the letter and the spirit of the Code in everything we do.
We must report any concerns relating to the honesty and integrity of CIBC, its employees, suppliers or clients as set out in section 9 of the Code.
2.2 Upholding the Law
We are all required to uphold and comply with the law and any other requirements established or endorsed by CIBC (including CIBC policies, procedures and standards, industry guidelines, and the Code). Failing to do so risks exposing CIBC and/or its employees to serious regulatory consequences and reputational harm.
Neither CIBC nor any of its employees may knowingly engage in, facilitate or benefit from any illegal transaction or activity. Any employee who is charged with or found guilty of a criminal offence must immediately notify his/her manager who, in turn, must notify Corporate Security.
2.3 Rejecting Corruption and Bribery
Achieving the highest standard of ethical behaviour means that we will not engage, directly or indirectly, in bribery, kick-backs, payoffs or other fraudulent or corrupt business practices. If we are approached by a supplier, client, government representative or other third party with an opportunity to engage in such activity, we will report the incident to our manager, Corporate Security or the Ethics Hotline.
2.4 Preventing Fraud
Successfully preventing fraud at CIBC requires an ongoing commitment from all of us. This includes actively participating in the detection and reporting of suspected fraud, whether committed by an employee or by a third party.

“We must respect both the letter and the spirit of the Code in everything we do.”

2.5 Acting Within Our Employment Duties and Delegated Authorities
We are all accountable for acting within the scope of our employment duties and delegated authorities. We must not:
•	give clients financial, trust, tax, investment, legal or other advice unless this is within the scope of our employment duties and we hold the appropriate qualifications and licences to do so;

•	act outside the scope permitted by our professional license, regulatory registration or delegated authority; or

•	process a transaction, whether for a client or for CIBC, without proper authorization and documentation.

Q What does it mean to respect the “spirit” of the Code?
Respecting the spirit of the Code means following the principles and values upon which the Code is based — acting ethically and professionally, and honouring our core values of trust, teamwork and accountability — even when the Code does not specifically address a particular situation.

Q Many different laws apply to the work that I do. What should I do if I’m not sure about what these laws require?
Following CIBC policy and procedures and acting within the scope of your authority will help ensure that you are complying with the law. If you are unsure about what you should do, always ask questions before you act — discuss the situation with your manager or with one of the contacts listed in section 9 of the Code.

Q What are some examples of illegal activity?
Examples of illegal activity include, but are not limited to: fraud, theft, forgery, kiting, money laundering, and bribery.

Q What is kiting?
Kiting is a form of fraud that involves depositing and drawing cheques between two or more accounts at the same branch, at different branches, or at different financial institutions in order to disguise lack of funds. It involves taking advantage of the “float” (the time between the negotiation of the cheque and its clearance at the cheque-writer’s bank).

2.6 Personal Trading in Securities and Managing Inside Information
Each of us is responsible for knowing and strictly complying with the law applicable to the handling of Inside Information. See the Q&A below for the definition of Inside Information.
Trading Securities
We must not trade in securities of a company if we have Inside Information about the company. In addition, we will not advise others regarding trading in those circumstances.
We must ensure that, when required by the Personal Trading Policy in our region, we obtain pre-clearance to trade any securities.
We may also be subject to additional trading restrictions because of our involvement with a particular company or CIBC line of business. This includes situations in which (i) we have or support an account relationship with a company; (ii) we have management responsibilities of a company; or (iii) we are otherwise involved with a company on behalf of CIBC.
Trading CIBC Shares
Trading in CIBC shares is subject to a number of restrictions in addition to those that apply to trading shares of other companies. These additional restrictions apply to all CIBC employees when trading in CIBC shares.
Managing Inside Information
Employees are prohibited from disclosing Inside Information, except as required in the normal course of business. We will comply with information barriers that have been established to control the flow of Inside Information. We must also inform anyone who receives Inside Information from us that they are subject to the same restrictions regarding its disclosure.

Trading Dos and Don’ts:
•	Don’t: trade on Inside Information or advise others to do so
•	Do: obtain pre-clearance to trade when required
•	Do: remember the special rules for trading CIBC shares

Q What is “Inside Information”?
“Inside Information” is: material, non-public information about a public company (including CIBC) that, if disclosed, would likely affect the market price of the company’s securities or that a reasonable investor would likely consider important in making an investment decision to buy, hold, or sell securities.

Q What are some examples of “securities”?
Generally, securities are issued by a company to investors and represent either a portion of the ownership of the company or an obligation on the part of the company to repay some form of indebtedness to the investor. There are many different types of securities, but the most common examples are shares and bonds. Other examples include derivatives, bank notes and debentures.

Q I have Inside Information about a company. Can I tell my spouse to buy or sell shares of this company?
No. You cannot buy or sell any shares of this company or advise anyone else to do so until the information has been disclosed to the public.

Q What additional restrictions apply when trading in CIBC shares?
CIBC employees, including employees of CIBC’s wholly-owned subsidiaries, are prohibited from:
•	trading in put options, call options, or forward derivative contracts on CIBC shares;

•	trading any other over-the-counter derivative products designed to hedge exposure to CIBC shares; or

•	short selling CIBC shares.
Certain employees are also subject to restrictions regarding the timing of trading CIBC securities. These employees are not permitted to buy or sell CIBC securities during “Blackout Periods” or outside “Window Periods” (as the case may be).

2.7 Competing Fairly
CIBC vigorously competes in the marketplace and does so ethically, fairly and legally. CIBC can and does gather data about its competitors; however, we will not communicate, acquire or use trade secrets or proprietary information of others unless we have the right to do so.
Anti-trust and competition laws prohibit CIBC from engaging in activities that lessen competition, such as agreeing with other financial institutions or businesses on the terms of a transaction, product or service to be offered to third parties. Such terms may include interest rates, prices, charges or types of services. In addition, we will not agree with other financial institutions or businesses to avoid competing for clients in particular product categories or geographic markets.
Certain “tied selling” regulatory requirements prohibit us from proposing or entering into transactions with clients that are conditional on the client: (i) bringing additional business to CIBC; (ii) purchasing additional products from CIBC; or (iii) agreeing not to purchase a competitor’s products. Where permitted, cross selling and relationship pricing are not considered “tied selling”, and are therefore not prohibited under the Code.
Competition guidelines are very complex and certain exceptions may apply. Any concerns about proposed dealings with competitors should be discussed with the Legal Department.

2.8 Respecting Copyright
Printed, broadcast, recorded or online materials and software are often protected by copyright law. We must exercise caution and may need to seek prior approval from the copyright holder before making copies of, distributing or otherwise using such material. If there is any doubt, the Legal Department should be consulted.

3
Treating Everyone with Respect
3.1 Protection Against Harassment and Discrimination
As part of CIBC’s mission to “create an environment where all employees can excel”, CIBC is committed to diversity and employment equity in the workplace. Each of us has the right to be treated fairly, equitably, with decency and respect and each of us must treat others, including employees, clients, suppliers and the public, in the same way. Harassment or discrimination of any sort is strictly prohibited.
3.2 Safety and Security in the Workplace
Each of us has the right to work in an environment that is safe and free of violence. We must familiarize ourselves with and follow local policies, guidelines and procedures relating to health and safety in the workplace.
Violence (physical or otherwise, including threats, sabotage, bullying and taunting) is strictly prohibited at CIBC.
3.3 Avoiding Alcohol and Drugs
While on CIBC premises, participating in a CIBC-sponsored activity, or otherwise working on behalf of CIBC, we are not allowed to be:
•	impaired by alcohol or drugs; or

•	in possession of illegal drugs.
The consumption of alcohol is strictly prohibited on CIBC’s premises except at designated functions that (i) have received either a onetime or ongoing approval from a Vice President (or Managing Director in Wholesale Banking or CIBC Wood Gundy) or a more senior executive and that (ii) are under the direct supervision of a manager who is responsible for the function. Managers responsible for a function at which alcohol will be served must ensure that reasonable procedures and safeguards are in place so that any serving and consumption of alcohol is managed in a safe and responsible manner.
If we consume alcohol at a CIBC function, we will do so responsibly and we will not use any means of transportation that jeopardizes our safety or the safety of others.

“Each of us has the right to be treated fairly, and with decency and respect, and we must treat others... in the same way.”

3.4 Political or Religious Activity
While CIBC respects our right to our individual political and religious beliefs and practices, we must not carry on these practices in a way that reflects upon CIBC as an organization, or that affects other CIBC employees.
All requests for political contributions by or on behalf of CIBC must be directed to Communications and Public Affairs for approval. For any political contributions, whether CIBC’s or our own individual contributions, we must be sensitive to any situation where the contribution might appear to be for the purpose of obtaining a benefit for CIBC.
We may not carry on political activities or engage in religious advocacy on CIBC premises or facilities. This includes seeking contributions, campaigning, and promoting political or religious causes, beliefs or practices. This in no way limits our right to observe our individual political or religious beliefs and practices in a private manner that does not have an impact upon other CIBC employees.

4
Avoiding Conflicts of Interest
Avoiding conflicts of interest goes a long way towards helping ensure that we avoid behaviour that is unethical or that otherwise contravenes the Code. We must avoid any situation where our personal interest may conflict, or appears to conflict, with the interests of CIBC or of a supplier or client of CIBC. Examples of such situations include:
•	where we, our family or close personal friend are in, or may be seen to be in, a position to benefit personally from information we receive or authority we have as a result of our role at CIBC;

•	where we are in a direct reporting relationship with someone with whom we share a close personal relationship or would be seen to benefit personally from the reporting relationship; or

•	where friendship or other close personal relationship may appear to adversely affect our judgment or objectivity.
We must discuss any real, potential or perceived conflict of interest situation with our manager as soon as possible so that steps can be taken to resolve the situation.
Sections 4.1 to 4.6 of the Code describe some situations of actual or apparent conflict of interest, but the list is not exhaustive. If you have questions about a particular situation, speak to your manager or to the Compliance Department.
4.1 Offering and Accepting Gifts or Other Benefits
In this section, “gift or other benefit” includes entertainment.
Giving a gift or other benefit to, or receiving a gift or other benefit from, certain entities or individuals may give rise to a conflict of interest, especially where the gift or other benefit is of more than nominal value.
Even where a conflict does not exist, the gift or benefit may be viewed as an attempt to influence a business decision. For this reason, CIBC’s Gifts and Entertainment Policy includes a number of restrictions that apply when giving or receiving gifts or other benefits.

Discuss any real, potential or perceived conflict of interest situation with your manager as soon as possible.

4.2 Personal Borrowing and Lending
We will not borrow from or lend personal funds or other personal property to any client or supplier who has an ongoing or potential relationship with CIBC, or use this relationship so that others, who are either related to us or are close personal friends of ours, can do so. This restriction does not apply to:
•	transactions with family members; or

•	transactions with clients who are financial intermediaries (such as department stores or other financial institutions) if the transaction is conducted on market terms and conditions.
We will avoid borrowing from or lending personal funds to another employee, particularly someone we supervise.

Q	When should borrowing from or lending to an employee be avoided?
Personally borrowing from or lending to another employee should be avoided in cases that would likely result in a real or apparent conflict of interest. A conflict of interest might exist if:
•	the amount borrowed is more than nominal;

•	borrowing from or lending to this employee has occurred on numerous occasions;

•	either employee might be under any undue pressure as a result of the borrowing/lending; or

•	there is a reporting relationship between the employees involved.

4.3 Treatment and Selection of Suppliers
Suppliers should be treated fairly and should be chosen based strictly on value, quality, service and price. CIBC strives to deal with suppliers that have high standards of business conduct that are in keeping with CIBC’s standards.
4.4 Beneficiaries, Fiduciaries and Powers of Attorney
If you discover that a client (other than a family member) is considering making or has already made you a beneficiary, executor or other personal representative in a will or a trust, you must advise your manager and the Compliance Department. Where the client has not yet made the designation, you should discourage the client from doing so.
Accepting signing authority or a grant of power of attorney from a client regarding a client’s account (other than that of a family member) typically creates a conflict of interest and should be avoided. If you discover that such an appointment or assignment of authority has been made, you must immediately inform your manager and ask the client to revoke the authority or appointment. Compliance Department approval is required for any exceptions.
CIBC reserves the right to require an employee to renounce any bequest or appointment or to remove himself or herself from dealing with a client’s estate where there exists an actual or apparent conflict of interest.
This section does not restrict CIBC’s ability to receive discretionary trading authority from our clients, where that is allowed under applicable laws. Refer also to section 4.5 below
4.5 Engaging in Outside Activities and Investments
Those of us who are full-time employees must devote our entire business day to our work. In addition, it is important that all employees avoid any outside activity, employment, position, association, or investment that might interfere with, or might appear to interfere with, the independent exercise of our judgment regarding the best interests of CIBC and its clients. For these reasons, we may be required to obtain written approval for, to limit or to resign outside positions or interests.

“Each individual has a personal responsibility to uphold the principles of the Code.”

When is Approval Required?
We must discuss our obligations under the Code with our manager and complete the Outside Activities Approval Request Form before:
•	accepting additional employment outside of CIBC;

•	carrying on business activities outside of CIBC;

•	holding a controlling interest in a public or private business;

•	taking a financial interest in a business more directly than a market transaction in the securities of a publicly listed company;

•	serving as a personal representative (such as trustee, executor, guardian, or through the grant of a power of attorney) for a client (other than a family member) with whom we or our business unit have a relationship; or

•	commencing a campaign for election or appointment to public office, whether paid or unpaid.
Boards of Directors
If CIBC asks you to act as a director of a CIBC subsidiary, request approval by contacting the Compliance Department or other designate for your region. For any other position as a director of a company, organization or association, or as a member of a board advisory committee, speak to your manager and complete the Outside Activities Approval Request Form.
Annual Certification
Every year, as part of CIBC’s Mandatory Training and Testing Program, each of us must provide a certification regarding any outside activity, employment, position, association, or investment.

Q	Does acting as a director of a not-for-profit organization or association require pre-approval?
Yes. Acting as a director or sitting on a board advisory committee of such an organization or association requires approval under the Code. Discuss the position with your manager and complete the applicable Outside Activities Approval Request Form.

When In Doubt, Fill It Out
The key factor in determining whether an activity requires approval is whether it creates a real or apparent conflict of interest. Factors to consider include:
•	Your role at CIBC: Are you in a client-facing role? Do you have access to client information?

•	Are you a securities registrant (i.e., registered with IIROC, the MFDA, FINRA, the FSA, or other regulatory agencies)?

•	Will the activity require your involvement with a competitor, client or supplier of CIBC?

•	How much of your time will be devoted to this activity?
If in doubt, talk to your manager and complete the Outside Activities Approval Request Form or contact the Compliance Department.

4.6 Processing Personal Transactions
Processing transactions for ourselves or for those close to us can create a conflict of interest. We are allowed to process these transactions only where a written policy or guideline permits it. Otherwise, we must not process, or require another employee to process, a transaction for ourselves, for a member of our Immediate Family (see definition below), for anyone for whom we are serving as a personal representative (such as trustee, executor, guardian, or through the grant of a power of attorney), or for anyone with whom we share a significant personal or financial interest.
“Immediate Family” includes an individual’s: spouse or common law partner, parents, sisters/brothers, children, parents-in-law, sisters/ brothers-in-law, step-children, grandparents, step-sisters/brothers, grandchildren, legal dependents, legal guardian, or any corporation or other legal entity that is controlled by that individual and/or members of the individual’s Immediate Family.

5
Protecting Our Brand, Clients, Investors, Employees and the Environment
5.1 Representing CIBC
In the eyes of our clients and the community, each of us represents CIBC. While we have the right to publicly express our personal views, we will not, under any circumstance, participate in activities that may compromise CIBC’s image or reputation. This includes activities that would disparage, defame, embarrass or harass CIBC, its employees, its clients or its suppliers. This applies to expressing views by any medium, including in print, or via the Internet (including by blogs, online social network, e-mail or on webpages).
Using CIBC’s Brand Name and Trademarks
We will use CIBC’s brand name and trademarks outside CIBC only as part of the regular duties of our job or at an external function where CIBC’s participation has been previously approved.
Lobbying Activity
Employees who communicate on behalf of CIBC with government officials must ensure that they comply with applicable lobbying activity approval and reporting requirements.
Public Speaking
If we will be speaking at a public forum in a professional capacity or as a representative of CIBC (e.g., speaking at a school or professional conference), we will obtain the prior approval of our manager. Further, if the situation involves speaking to the media, or otherwise being seen as a spokesperson for CIBC, we will obtain the prior approval of Communications and Public Affairs.

“In the eyes of our clients and the community, each of us represents CIBC.”

5.2 Community Activity
As part of CIBC’s mission to make a real difference in our communities, CIBC supports employee involvement in community activities. We must be aware of the fact that in participating in those activities, we are, or may be seen to be, representatives of CIBC.
When soliciting charitable donations, whether on behalf of CIBC or another organization, we will emphasize the voluntary nature of the donation. We will not place employees (particularly those who report to us, directly or indirectly), clients or suppliers in a position where they may feel obligated to contribute for fear of being treated unfairly if they refuse. None of us should feel pressured to contribute to fundraising campaigns, either by co-workers or by CIBC.
5.3 Full and Fair Disclosure
All of our communications must be truthful, accurate and complete, and must not mislead others.
This standard applies when we are preparing or providing information for inclusion in any report, system, document or other communication, whether written, oral or electronic, and whether directed to an internal or external recipient.
If we are unsure as to the accuracy or completeness of information we have received, we should consult with our manager.
We will never make any false or misleading entries, misrepresent a client’s financial position, or forge, tamper with, or otherwise misuse anyone’s identity or signature. In addition, we will not by-pass procedures designed to ensure the integrity of CIBC’s records or to ensure full and fair disclosure.

“All of our communications must be truthful, accurate and complete, and must not mislead others.”

5.4 Guarding Against Misleading Marketing and Communication Materials
To ensure that clients, investors and the public are protected against misleading statements and that clients receive sufficient information to make informed decisions, all marketing and communication materials must be approved in advance by the Legal Department and/ or the relevant Customer Marketing Department.
5.5 Environmental Responsibility
CIBC is committed to acting responsibly in all of its activities by: (i) protecting and conserving the environment; (ii) safeguarding the interests of all CIBC stakeholders against unacceptable levels of environmental risk; and (iii) supporting the principles of sustainable development.
Each of us is responsible for taking reasonable care to ensure that CIBC’s business activities are conducted in an environmentally prudent way.

Q	Is it acceptable to skip a step required by a CIBC policy or procedure to save time for a client?
No. Although policies and procedures may sometimes seem cumbersome, remember that they have been carefully designed to support complying with the law and protecting CIBC’s reputation. Skipping a step could put you, CIBC or our clients at risk. If you have a question or comment concerning a policy or procedure, discuss this with your manager or raise it with the owner of the policy or procedure.

6
Our Role in Using and Safeguarding Information and Assets
6.1 Protecting Confidentiality and Privacy
To honour CIBC’s value of trust, we must take all reasonable steps to preserve the confidentiality of general, personal and corporate information of CIBC and of its stakeholders (including existing, former or potential: clients, employees, directors, shareholders, and suppliers). We will access and use this information only for the purposes intended, as directed by our manager or business unit procedures, and share it only with those who have a need to know, consistent with those purposes.
If we have concerns regarding the protection of client or employee personal information, or become aware of a breach of confidentiality or privacy obligations, we will communicate those immediately to the Privacy Office.
We will read, use or disclose client or employee information only when we have a business purpose for doing so. We understand that CIBC may monitor account inquiries for the purpose of detecting unauthorized access.

Q	My good friend is going through a divorce and asked me to monitor her husband’s CIBC accounts and let her know if he makes any large withdrawals. I made inquiries on the accounts but didn’t notice any large withdrawals and decided not to advise my friend of the activity. Is this a privacy breach?
Yes. Accessing client information without the client’s consent and without a business reason to do so is a privacy breach.

Q	Is it acceptable to send CIBC confidential information to my personal e-mail account so that I can use this information to work from home?
No. Never send or forward CIBC confidential information to or from your own personal e-mail account. To e-mail confidential information externally, follow the guidance on e-mail use provided in CIBC’s Acceptable Use of Computing Systems and Information Policy.

Q	The Code says that CIBC may monitor account inquiries for the purpose of detecting unauthorized access. If I access my own personal account, might that still be “unauthorized access”?
Yes, particularly if the information you have accessed is information that is not normally available to a client.

6.2 Maintaining Information Security
CIBC controls and monitors the use of its network (including all forms of electronic messages), computing facilities and voicemail system, and can restrict use of or withdraw access privileges to these systems and facilities without prior notice. In addition, CIBC may conduct investigations of potential violations of any CIBC policy based on this information.
We must all exercise good judgment when using these systems and facilities, whether personally or for CIBC purposes.
We will not use CIBC’s systems or facilities to access, download, or distribute information that may be considered offensive, illegal, unethical or discriminatory, or that could harm CIBC’s reputation.
Personal use of the Internet and e-mail must not interfere with our normal duties or the effective operation of CIBC’s network and computing facilities. We may use CIBC’s computer resources only if the use is in accordance with CIBC policies that govern their use.
We may use CIBC computer resources when working from non-CIBC locations if we use approved technology and channels, provided that our manager has approved of such use and all confidential information is protected from theft or unauthorized access.
We are accountable for all activity carried out using our individual IDs or passwords and we will not share our IDs or passwords with anyone for any reason.

Q	Why is it important to follow my business unit’s “clean desk” procedures?
Following “clean desk” procedures is essential to help protect information of CIBC, its clients, employees and other stakeholders from loss or exposure to unauthorized parties. Information that is lost or disclosed to unauthorized parties can disrupt business processes and damage CIBC’s reputation.

Q	My friend gave me software that would be very helpful to me in my work. Can I install it on my CIBC computer?
No. Do not attempt to install software, software updates, or software components from any source, including the Internet, yourself. Ensure that all software installed on your computer is installed by CIBC staff authorized to do so.

6.3 Safeguarding CIBC’s Assets
CIBC’s facilities, equipment, information, and other assets are CIBC Property. Except as permitted under section 6.2 above, CIBC Property must be used only for CIBC purposes.
We must adhere to control measures that have been implemented to protect CIBC Property. These measures may include use of security equipment such as safes or vaults, physical or logical access control, or other security-related processes.
As soon as we are no longer employed by CIBC, we will no longer use, access or disseminate CIBC Property and we must promptly return all such property to CIBC.
6.4 Following Business Expense Policies
If we incur expenses or approve expenses on behalf of CIBC, including expenses incurred through the use of a corporate credit card, we will comply with the requirements outlined in the CIBC Employee Expense Reimbursement Policy and CIBC Business Unit Purchasing Policy. This includes ensuring that all expenses are for a valid business purpose and are reasonable in relation to the business requirements and the goods and/or services being provided.
6.5 Maintaining Records
If CIBC’s records are incomplete or inaccurate, the trust of our stakeholders and the integrity of our reputation may be compromised.
We must ensure that all CIBC client, employee, general and corporate records comply with CIBC’s policy on the creation, retention and destruction of records. Each of us is responsible for the integrity of books and records under our control.

7
Cooperating with Internal and Regulatory Investigations
We will cooperate unconditionally with any CIBC department that audits, tests or investigates issues within CIBC.
We will also cooperate with lawful investigations and inquiries from third parties, including regulators, enforcement agencies, or parties involved in litigation. If we receive any kind of demand or request for information from a third party, we must contact the appropriate CIBC department as follows:
•	for search warrants in Canada, contact Corporate Security immediately, and in all other jurisdictions, contact the Legal Department;

•	for regulatory requests or notices of investigation, contact the Legal Department or Compliance Department;

•	for all other demands or requests, follow existing business procedures or contact the Legal Department or Compliance Department.
In all cases, we will contact the appropriate department before we tell the requesting party whether the information exists at all, discuss any information with the requesting party, provide the information requested, or tell any affected employee, client or supplier about the request.

“If we receive any kind of demand or request for information from a third party, including a government agency or regulator, we must contact the appropriate CIBC department”

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Contravention of The Code
Contravention of any provision of the Code may result in disciplinary action up to and including termination of employment without notice, in addition to possible civil, criminal or regulatory action. Such conduct may also affect individual performance assessment and compensation.
Your Obligation to Report Code Violations
As part of being accountable to each other and to CIBC, each of us has an obligation to report all apparent contraventions of the Code by speaking to our manager or to the appropriate contact listed in section 9 of the Code, by calling the confidential Ethics Hotline, or as otherwise provided in the Code or in an applicable policy.
Any report of concern about conduct that may contravene the Code will be treated confidentially to the extent possible and in a manner consistent with CIBC’s responsibility to address the issue raised.
Protection from Retaliation
No one may retaliate or take adverse employment action against an employee who, in good faith, reports an actual or apparent contravention of the Code, or who provides information or assistance for an investigation.

Q	I am not comfortable discussing a potential Code violation with my manager. What other options are there?
If you do not feel comfortable reporting a potential Code violation to your manager, you should speak to your manager’s manager about the situation. If this is also a concern, you may report the issue to the appropriate individual or group listed in section 9 of the Code. If you wish to remain anonymous or if you feel that someone has not responded appropriately to your report, you can call the confidential Ethics Hotline. All reports of potential Code violations are considered confidential, are taken seriously and are investigated fully.

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Seeking Advice
Omitted